Consolidated Balance Sheet

AS AT DECEMBER 31
CDN$ MILLIONS	2002	2001

Assets
Cash and cash equivalents	$525	$607
Financial assets	1,134	1,359
Accounts receivable and other	2,130	2,294
Operating assets
Commercial properties	9,429	9,580
Power generating plants	2,338	1,600
Financial operations	2,099	1,597
Residential properties	1,028	1,110
Assets under development	2,231	1,631
Investment in Noranda Inc. and Nexfor Inc.	1,874	2,151

	$22,788	$21,929

Liabilities
Accounts and other payables	$1,994	$1,718
Corporate borrowings	1,635	1,313
Non-recourse borrowings
Property specific mortgages	7,887	7,160
Other debt of subsidiaries	2,950	3,161
Shareholders’ interests
Minority interests of others in assets	2,301	2,720
Preferred equity
Corporate	1,149	1,107
Subsidiaries	710	489
Common equity	4,162	4,261

	$22,788	$21,929

Pro Forma Consolidated Statement of Income

UNAUDITED, YEARS ENDED DECEMBER 31
CDN$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2002	2001	2000

Total revenues	$4,810	$4,716	$4,237
Net operating income
Commercial property operations	1,076	1,087	960
Power generating operations	240	142	123
Financial operations	268	256	222
Residential property operations	166	140	118
Investment income	120	131	133
Other	36	46	44

	1,906	1,802	1,600
Expenses
Interest expense	732	764	699
Minority share of income before non-cash items	450	454	416
Other operating costs	88	79	84

Income before non-cash items	636	505	401
Depreciation and amortization	188	157	139
Taxes and other non-cash items	164	122	137
Minority share of non-cash items	(130)	(123)	(115)
Equity accounted loss (income)	284	38	(148)

Income from continuing operations	130	311	388
Income and gain on sale of discontinued operations	—	—	260

Net income	$130	$311	$648

Per common share — diluted
Income from continuing operations	$0.33	$1.52	$1.96
Net income	$0.33	$1.52	$3.41

Per common share — basic
Income from continuing operations	$0.33	$1.54	$1.96
Net income	$0.33	$1.54	$3.47

Pro Forma Consolidated Statement of Cash Flow from Operations

UNAUDITED, YEARS ENDED DECEMBER 31
CDN$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2002	2001	2000

Income before non-cash items	$636	$505	$401
Dividends from Noranda Inc.	76	75	75
Dividends from Nexfor Inc.	24	21	19

Cash flow from operations and gains	$736	$601	$495

Cash flow from operations and gains per common share	$3.74	$3.20	$2.55

Pro Forma Consolidated Statement of Cash Flows

UNAUDITED, YEARS ENDED DECEMBER 31
CDN$ MILLIONS	2002	2001	2000

Operating activities
Cash flow from operations and gains	$736	$601	$495
Commercial property gains, net of minority share	(47)	(41)	(14)
Net change in non-cash working capital balances	(180)	36	96

	509	596	577

Financing activities
Corporate borrowings, net of repayments	330	(47)	(358)
Property specific mortgages, net of repayments	763	(272)	83
Other debt of subsidiaries, net of repayments	(195)	(41)	230
Corporate preferred equity issued	199	375	—
Preferred equity of subsidiaries repurchased	—	(229)	(107)
Preferred equity of subsidiaries issued	200	—	—
Common shares and equivalents repurchased	(225)	(101)	(132)
Common equity of subsidiaries issued	103	77	—
Common shares of consolidated subsidiaries repurchased	(487)	(297)	(94)
Undistributed minority share of cash flow	324	309	273
Shareholder distributions	(245)	(219)	(219)

	767	(445)	(324)

Investing activities
Investment in or sale of operating assets, net Commercial and residential properties	304	514	(185)
Power generating plants	(778)	(180)	(233)
Financial operations	(446)	(157)	14
Assets under development	(600)	(329)	(385)
Financial assets	225	36	160
Sale of Canadian Hunter Exploration Ltd.	—	—	619
Investment in Noranda Inc. and Nexfor Inc.	(63)	(86)	—

	(1,358)	(202)	(10)

Cash and cash equivalents
Increase (decrease)	(82)	(51)	243
Balance, beginning of year	607	658	415

Balance, end of year	$525	$607	$658

Forward-Looking Statements

The company’s annual report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s continuous disclosure documents, including its 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

/s/ Brian D. Lawson
Executive Vice-President and Chief Financial Officer
February 12, 2003

Consolidated Financial Statements

Management’s Responsibility for the Financial Statements

The accompanying financial statements and other financial information have been prepared by the company’s management which is responsible for their integrity and objectivity. To fulfill this responsibility, the company maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate. These policies and procedures are designed to provide a high degree of assurance that relevant and reliable financial information is produced.

     These financial statements have been prepared in conformity with accounting principles generally accepted in Canada, and where appropriate, reflect estimates based on management’s judgment. The financial information presented throughout this Annual Report is generally consistent with the information contained in the accompanying consolidated financial statements. Management also prepared the pro forma consolidated financial statements included on pages 56 through 58 in order to provide additional comparative information for readers.

     Deloitte & Touche LLP, the independent auditors appointed by the shareholders, have examined the consolidated financial statements set out on pages 61 through 85 in accordance with auditing standards generally accepted in Canada to enable them to express to the shareholders their opinion on the consolidated financial statements. Their report is set out below.

     The consolidated financial statements have been further examined by the Board of Directors and by its Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors. The auditors have direct and full access to the Audit Committee and meet with the committee both with and without management present. The Board of Directors, directly and through its Audit Committee, oversees management’s financial reporting responsibilities and is responsible for reviewing and approving the financial statements.

Toronto, Canada February 12, 2003	/s/ Craig J. Laurie Senior Vice-President, Finance

Auditors’ Report

To the Shareholders of Brascan Corporation:

We have audited the consolidated balance sheets of Brascan Corporation as at December 31, 2002 and 2001 and the consolidated statements of income, retained earnings, cash flow from operations and cash flows for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Canada February 12, 2003	/s/ Deloitte & Touche, LLP Chartered Accountants

Consolidated Balance Sheet

AS AT DECEMBER 31
CDN$ MILLIONS	Note	2002	2001

Assets
Cash and cash equivalents		$525	$607
Financial assets	3	1,134	1,359
Accounts receivable and other	4	2,130	2,294
Operating assets
Commercial properties	5	9,429	9,580
Power generating plants	6	2,338	1,600
Financial operations	7	2,099	1,597
Residential properties	8	1,028	1,110
Assets under development	9	2,231	1,631
Investment in Noranda Inc. and Nexfor Inc.	10	1,874	2,151

		$22,788	$21,929

Liabilities
Accounts and other payables	11	$1,994	$1,718
Corporate borrowings	12	1,635	1,313
Non-recourse borrowings
Property specific mortgages	13	7,887	7,160
Other debt of subsidiaries	13	2,950	3,161
Shareholders’ interests
Minority interests of others in assets	14	2,301	2,720
Preferred equity
Corporate	15	1,149	1,107
Subsidiaries	15	710	489
Common equity	16	4,162	4,261

		$22,788	$21,929

On behalf of the Board:

/s/ Robert J. Harding, FCA, Director	/s/ Philip B. Lind, Director

Consolidated Statement of Income

YEARS ENDED DECEMBER 31
CDN$ MILLIONS, EXCEPT PER SHARE AMOUNTS	Note	2002	2001

Total revenues		$4,810	$1,269

Net operating income			18
Commercial property operations		1,076	130
Power generating operations		240	142
Financial operations		268	256
Residential property operations		166	8
Investment income		120	87
Other		36	25

		1,906	648
Expenses
Interest expense		732	306
Minority share of income before non-cash items	19	450	116
Other operating costs		88	11

Income before non-cash items		636	215
Depreciation and amortization		188	39
Taxes and other non-cash items	20	164	(7)
Minority share of non-cash items	19	(130)	—
Equity accounted loss (income)	21	284	(128)

Net income		$130	$311

Net income per common share
Diluted	16	$0.33	$1.52
Basic		$0.33	$1.54

Consolidated Statement of Cash Flow from Operations

YEARS ENDED DECEMBER 31
CDN$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2002	2001

Income before non-cash items	$636	$215
Dividends from Noranda Inc.	76	75
Dividends from Nexfor Inc.	24	21
Dividends from Brookfield Properties Corporation	—	40

Cash flow from operations and gains	$736	$351

Consolidated Statement of Cash Flows

YEARS ENDED DECEMBER 31
CDN$ MILLIONS	Note	2002	2001

Operating activities
Cash flow from operations and gains		$736	$351
Commercial property gains, net of minority share		(47)	—
Net change in non-cash working capital balances		(180)	13

		509	364

Financing activities
Corporate borrowings, net of repayments	24	330	(47)
Property specific mortgages, net of repayments	24	763	108
Other debt of subsidiaries, net of repayments	24	(195)	83
Corporate preferred equity issued		199	375
Preferred equity of subsidiaries issued		200	53
Common shares and equivalents repurchased		(225)	(101)
Common equity of subsidiaries issued		103	77
Common shares of consolidated subsidiaries repurchased		(487)	(175)
Undistributed minority share of cash flow		324	33
Shareholder distributions	25	(245)	(219)

		767	187

Investing activities
Investment in or sale of operating assets, net
Commercial and residential properties	24	304	(88)
Power generating plants		(778)	(180)
Financial operations	24	(446)	(157)
Assets under development		(600)	(127)
Financial assets	24	225	36
Consolidation of Brookfield Properties Corporation	2	—	311
Investment in Noranda Inc. and Nexfor Inc.		(63)	(86)

		(1,358)	(291)

Cash and cash equivalents
Increase (decrease)		(82)	260
Balance, beginning of year		607	347

Balance, end of year		$525	$607

Consolidated Statement of Retained Earnings

	YEARS ENDED DECEMBER 31
	CDN$ MILLIONS	Note	2002	2001

	Retained earnings, beginning of year		$2,447	$2,367
	Net income		130	311
	Preferred equity issue costs		(7)	(12)
Shareholder distributions	— Preferred equity	25	(70)	(43)
	— Common equity	25	(175)	(176)
	Amount paid in excess of the book value of common shares purchased for cancellation		(42)	—

	Retained earnings, end of year		$2,283	$2,447

Notes to Consolidated Financial Statements

1. SUMMARY OF ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with generally accepted accounting principles as prescribed by the Canadian Institute of Chartered Accountants (“CICA”). The company’s accounting policies and its financial disclosure in respect of its real estate operations are substantially in accordance with the recommendations of the Canadian Institute of Public and Private Real Estate Companies (“CIPPREC”).

BASIS OF PRESENTATION

All currency amounts are Canadian dollars unless otherwise stated. The consolidated financial statements include the accounts of Brascan Corporation (“the company”) and the entities over which it has control.

     The company accounts for its investments in Noranda Inc. (“Noranda”) and Nexfor Inc. (“Nexfor”), over which it has significant influence, on the equity basis. Interests in jointly controlled partnerships and corporate joint ventures are proportionately consolidated.

ACQUISITIONS

The cost of acquiring a company is allocated to its identifiable net assets on the basis of the estimated fair values at the date of purchase. The excess of acquisition costs over the underlying net book values of assets acquired that is not goodwill is amortized over the estimated useful lives of the assets. The company regularly evaluates the carrying values of these amounts based on reviews of estimated future operating income and cash flows on an undiscounted basis, and any impairment is charged against income at that time. Goodwill arising on acquisitions is allocated to reporting units and tested annually for impairment.

COMMERCIAL PROPERTIES

Commercial properties held for investment are carried at cost less accumulated depreciation. For operating properties and properties held for long-term investment, a write-down to estimated net realizable value is recognized when a property’s undiscounted future cash flow is less than its carried value. The projections of the future cash flow take into account the specific business plan for each property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market.

     Depreciation on buildings is provided on the sinking-fund basis over the useful lives of the properties to a maximum of 60 years. The sinking-fund method provides for a depreciation charge of an annual amount increasing on a compounded basis of 5% per annum. Depreciation is determined with reference to the carried value, remaining estimated useful life and residual value of each rental property. Tenant improvements and re-leasing costs are deferred and amortized over the lives of the leases to which they relate.

POWER GENERATING PLANTS

Power generating plants are recorded at cost, less accumulated depreciation. Power generating plants are tested annually for impairment based on an assessment of net recoverable amounts. A write-down to estimated net realizable value is recognized if a plant’s future cash flow is less than its carried value. The projections of the future cash flow take into account the operating plan for each plant and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market. Depreciation on power generating facilities and equipment is provided at various rates on a straight-line basis over the service lives of the assets, which are 60 years for hydroelectric generation and up to 40 years for transmission,distribution and other assets.

FINANCIAL ASSETS AND OPERATIONS

Securities are carried at the lower of cost and their estimated net realizable value with any valuation adjustments charged to income. This policy considers the company’s intent to hold an investment through periods where quoted market values may not fully reflect the underlying value of that investment. Accordingly, there are periods where the “fair value” or the “quoted market value” may be less than cost. In these circumstances, the company reviews the relevant security to determine if it will recover its carrying value within a reasonable period of time and adjust it, if necessary. The company also considers the degree to which estimation is incorporated into valuations and any potential impairment relative to the magnitude of the related portfolio.

     In determining fair values, quoted market prices are generally used where available and, where not available, management estimates the amounts which could be recovered over time or through a transaction with knowledgeable and willing third parties under no compulsion to act.

     Loans and notes receivable are carried at the lower of cost and estimated net realizable value calculated based on expected future cash flows, discounted at market rates for assets with similar terms and investment risks.

RESIDENTIAL PROPERTIES

Homes and other properties held for sale, which include properties subject to sale agreements, are recorded at the lower of cost and net realizable value. Income received relating to homes and other properties held for sale is applied against the carried value of these properties.

ASSETS UNDER DEVELOPMENT

Commercial properties

Commercial properties under development consist of properties for which a major repositioning program is being conducted and properties which are under construction. These properties are recorded at the lower of cost, including pre-development expenditures, and the net recoverable amount.

Power generating plants

Power generating plants and infrastructure under development consist of power generating plants under construction. These assets are recorded at the lower of cost, including pre-development expenditures, and the net recoverable amount.

Residential properties

Residential development land and infrastructure is recorded at the lower of cost and estimated net realizable value. Costs are allocated to the saleable acreage of each project or subdivision in proportion to the anticipated revenue.

Capitalized costs

Capitalized costs on assets under development and redevelopment include all expenditures incurred in connection with the acquisition, development, construction and initial predetermined start-up period. These expenditures consist of costs and interest on debt that is related to these assets. Ancillary income relating specifically to such assets during the development period is treated as a reduction of costs.

REVENUE AND EXPENSE RECOGNITION

Commercial property operations

Revenue from a commercial property is recognized upon the earlier of attaining a break-even point in cash flow after debt servicing, or the expiration of a reasonable period of time following substantial completion, subject to the time limitation determined when the project is approved. Prior to this, the property is categorized as a property under development, and revenue related to such property is applied to reduce development costs.

     The company has retained substantially all of the risks and benefits of ownership of its commercial properties and therefore accounts for leases with its tenants as operating leases. Rental revenue includes participating rents and recoveries of operating expenses, including property, capital and large corporation taxes.

Power generating operations

Revenue from the sale of electricity is recorded at the time power is provided based upon output delivered and capacity provided at rates as specified under contract terms or prevailing market rates.

Financial assets and operations

Revenue from loans and securities, less a provision for uncollectible interest, fees, commissions or other amounts, is recorded on the accrual basis. Provisions are established in instances where, in the opinion of management, there is reasonable doubt concerning the repayment of loans or the realization of the carrying values of securities.

     Gains on the exchange of assets which do not represent a culmination of the earnings process are deferred until realized by sale. Gains resulting from the exercise of options and other participation rights are recognized when the securities acquired are sold. Commissions from property brokerage are recognized at the time a firm offer is negotiated.

     Reinsurance contracts that do not result in a reasonable possibility that the company may realize a significant loss from the insurance risk are accounted for as deposits.

Residential property operations

Revenue from the sale of residential land is recorded when the collection of the sale proceeds is reasonably assured and all other significant conditions are met. Properties which have been sold, but for which these criteria have not been satisfied, are included in development property or residential inventory assets.

PENSION BENEFITS AND EMPLOYEE FUTURE BENEFITS

The cost of retirement benefits for the defined benefit plans and post-employment benefits are recognized as the benefits are earned by employees. The company uses the accrued benefit method pro-rated on the length of service and management’s best estimate assumptions to value its pension and other retirement benefits. Assets are valued at fair value for purposes of calculating the expected return on plan assets. For the defined contribution plan, the company expenses amounts as paid.

DERIVATIVE FINANCIAL INSTRUMENTS

The company and its subsidiaries utilize derivative financial instruments from time to time primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks are included in income in the same period as when the underlying asset, liability or anticipated transaction affects income.

     Financial instruments that are not designated as hedges are carried at estimated fair values and gains and losses arising from changes in fair values are recognized in income in the period the changes occur. The use of non-hedging derivative contracts is governed by documented risk management policies and approved limits. Derivative financial instruments of a financing nature are recorded at fair value determined on a credit adjusted basis.

INCOME TAXES

The company uses the asset and liability method whereby future income tax assets and liabilities are determined based on differences between the carrying amounts and tax bases of assets and liabilities, and measured using the tax rates and laws that will be in effect when the differences are expected to reverse.

FOREIGN EXCHANGE

The accounts of self-sustaining foreign operations are translated using the current rate method, under which all assets and liabilities are translated at the exchange rate prevailing at year-end, and revenues and expenses at average rates of exchange during the year. Gains or losses on translation of these account balances are not included in the consolidated statements of income but are deferred and shown as a separate component in shareholders’ equity. Gains or losses on foreign currency loans and transactions that are designated as hedges of a net investment in self-sustaining foreign operations are reported in shareholders’ equity in the same manner as translation adjustments.

     Foreign-denominated monetary assets and liabilities of Canadian operations and integrated foreign operations are translated at the exchange rates prevailing at year-end, and revenue and expenses (other than depreciation) at average rates of exchange during the year. Exchange gains and losses arising on the translation of the accounts are included in consolidated earnings. Non-monetary assets and liabilities are translated at historical rates of exchange.

CASH FLOW FROM OPERATIONS

Cash flow from operations represents net income before non-cash charges for depreciation and amortization, taxes and other provisions and equity accounted income or losses, and includes dividends received on the company’s equity accounted investments. Cash flow from operations is calculated based on amounts attributable to the company’s common and preferred shareholders and excludes amounts attributable to the minority interests whether or not distributed to those shareholders.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates are required in the determination of cash flows and probabilities in assessing net recoverable amounts and net realizable value; tax provisions; hedge effectiveness; and fair value for disclosure purposes.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2002, the company adopted, without restatement of the prior period comparative financial statements, the new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) on Stock-based Compensation and Other

Stock-based Payments, Business Combinations and Goodwill and Other Intangible Assets.

     The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. The impact of the adoption of this new standard on the year ended December 31, 2002 was compensation expense of $8 million recorded as a charge to net income.

     The new standards on Business Combinations and Goodwill and Other Intangible Assets require that all business combinations be accounted for using the purchase method and establish specific criteria for the recognition of intangible assets separately from goodwill. Under the standards, goodwill is no longer amortized but is rather subject to impairment tests on at least an annual basis. The amount of goodwill amortized in 2001 was $10 million. During 2002, the company was required to perform impairment tests on goodwill recorded as of January 1,2002.

     Effective January 1, 2002, the company adopted the new CICA accounting recommendations on the impairment of long-lived assets. When the carrying value of a long-lived asset is less than its net recoverable amount as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset when quoted market prices are not readily available, is below the asset’s carrying value.

FUTURE ACCOUNTING POLICY CHANGES

The following future accounting policy changes may have an impact on the company, although the impact, if any, has not been determined at this time. In November 2001, the CICA issued Accounting Guideline 13, Hedging Relationships (“AcG-13”), which will apply to fiscal years beginning on or after July 1, 2003. The proposed guideline sets out the criteria that must be met in order to apply hedge accounting for derivatives and is based on many of the principles outlined in the U.S. standard relating to derivative instruments and hedging activities. Specifically, the guideline provides detailed guidance on (a) the identification, designation, documentation and effectiveness of hedging relationships, for purposes of applying hedge accounting; and (b) the discontinuance of hedge accounting.

     The CICA issued a draft Accounting Guideline, Consolidation of Special-Purpose Entities on August 1,2002. The proposed guideline provides guidance on determining who is a primary beneficiary of the special purpose entities and will therefore be required to consolidate the special purpose entities.

     The CICA issued a draft Accounting Guideline, Disclosure of Guarantees which will require a guarantor to disclose significant information about guarantees it has provided to third parties,without regard to its evaluation of whether it will have to make any payments under the guarantees.

COMPARATIVE FIGURES

Certain of the prior year’s figures have been reclassified to conform with the 2002 presentation.

2.  INVESTMENT IN BROOKFIELD PROPERTIES CORPORATION

As a result of the repurchase of common shares by Brookfield Properties Corporation (“Brookfield Properties”) during 2001, Brascan’s diluted voting interest in this company became greater than 50%. Accordingly, Brascan commenced consolidating Brookfield Properties’ assets and liabilities effective December 31, 2001. The purchase price consideration,which amounted to $1,559 million as at December 31, 2001, represents the equity accounted carrying value of Brascan’s interest in Brookfield Properties. The allocation of the purchase price was as follows:

MILLIONS	2001

Assets acquired	$12,839
Liabilities assumed	8,640
Non-controlling and preferred share interests	2,640

Net assets acquired	$1,559

3.  FINANCIAL ASSETS

MILLIONS	2002	2001

Government bonds	$80	$65
Corporate bonds	263	165
Debentures	101	106
Preferred shares	627	958
Common shares	63	65

Total	$1,134	$1,359

     Financial assets are comprised of securities that are not an active component of the company’s financial operations (see Note 7).

     The fair value of financial assets as at December 31, 2002 was $1,118 million (2001 — $1,334 million). The portfolio consists of 46% (2001 — 27%) floating rate securities and 54% (2001 — 73%) fixed rate securities with an average yield of 5.9% (2001 — 5.7%).

     Financial assets include $477 million (2001 — $749 million) of securities of affiliates, principally equity accounted investees. Revenue earned on these securities during the year amounted to $38 million (2001 — $53 million).

4.  ACCOUNTS RECEIVABLE AND OTHER

MILLIONS	Note	2002	2001

Accounts receivable	(a)	$1,276	$1,478
Prepaid expenses and other assets	(b)	770	601
Future income tax assets	(c)	84	215

Total		$2,130	$2,294

(a) Accounts receivable

MILLIONS	2002	2001

Real estate	$630	$602
Power generation	124	70
Financial	211	273
Other	311	533

Total	$1,276	$1,478

     Included in accounts receivable are Executive Share Ownership Plan loans receivable by the corporation from its executives of $19 million (2001 — $19 million) and similar loans receivable by consolidated subsidiaries from their executives of $39 million (2001 — $38 million). No loans have been made since July 2002.

(b) Prepaid expenses and other assets

MILLIONS	2002	2001

Real estate	$479	$420
Financial	103	31
Other	188	150

Total	$770	$601

(c) Future income tax assets

MILLIONS	2002	2001

Tax assets related to operating and capital losses	$797	$958
Tax liabilities related to differences in tax and book base	(713)	(743)

Future income tax assets	$84	$215

     The future income tax assets relate primarily to non-capital losses available to reduce taxable income which may arise in the future. The company and its Canadian subsidiaries have future income tax assets of $391 million that relate to non-capital losses which expire over the next seven years, and $88 million that relate to capital losses which have no expiry. The company’s U.S. subsidiaries have future income tax assets of $318 million that relate to net operating losses which expire over the next 18 years. The amount of non-capital losses and deductible temporary differences for which no future income tax assets have been recognized is approximately $1,140 million.

5.  COMMERCIAL PROPERTIES

MILLIONS	2002	2001

Commercial properties	$10,101	$10,164
Less:accumulated depreciation	672	584

Total	$9,429	$9,580

(a)  Commercial properties carried at a net book value of approximately $3,732 million (2001 — $3,756 million) are situated on land held under leases or other agreements largely expiring after the year 2069. Minimum rental payments on land leases are approximately $35 million (2001 — $37 million) annually for the next five years and $1,604 million (2001 — $1,662 million) in total on an undiscounted basis.

(b)  Commercial properties are carried net of $212 million (2001 — $223 million) which arose on the acquisition of the company’s ownership interests in certain commercial properties. Of this amount, nil (2001 — $13 million) relates to lease incentives in place at the time of acquisition, and $212 million (2001 — $210 million) relates to reductions in the carrying value of commercial properties as a result of the application of the asset and liability method of accounting for income taxes.

(c)  Construction costs of $14 million (2001 — $27 million) and general and administrative expenses of nil (2001 — $2 million) were capitalized to the commercial property portfolio for properties undergoing redevelopment in 2002.

6.  POWER GENERATING PLANTS

MILLIONS	2002	2001

Property, plant and equipment
Generation	$2,111	$1,312
Transmission	157	156
Distribution and other	69	65

	2,337	1,533
Less:
Accumulated depreciation	331	264

	2,006	1,269
Investment in Louisiana HydroElectric Power	332	331

Total	$2,338	$1,600

     Power generating plants include the cost of the company’s 37 hydroelectric generating stations in Ontario, Quebec, Maine, New Hampshire and British Columbia, and the Lake Superior Power cogeneration plant.

     The company’s hydroelectric power facilities operate under various agreements for water rights which extend to or are renewable over terms through the years 2008 to 2044.

     During 2002, the company acquired 16 hydroelectric generating stations located in northern Ontario, Maine and New Hampshire with a combined generating capacity of 645 MW for an aggregate cash purchase price of $650 million. The operations were acquired in three separate transactions and include interconnections with the Ontario and New England power grids.

     The company records its 75% residual interest in the equity of Louisiana HydroElectric Power under the equity method as it does not have voting control over the investee. The financial accounts of Louisiana HydroElectric Power for 2002 and 2001 are summarized as follows:

MILLIONS	2002	2001

Assets	$1,604	$1,568
Debt	1,273	1,261
Other liabilities	155	156

Operating revenues	209	187
Operating expenses	55	53
Net income	24	7

7.  FINANCIAL OPERATIONS

MILLIONS	Note	2002	2001

Securities	(a)	$454	$277
Loans and notes receivable	(b)	1,186	1,162
Investments and other	(c)	459	158

Total		$2,099	$1,597

(a) Securities

MILLIONS	2002	2001

Debentures	$259	$59
Preferred shares	31	33
Common shares	164	185

Total	$454	$277

     The fair value of securities at December 31, 2002 was $424 million (2001 — $300 million).

     The portfolio consists of 18% (2001 — 46%) floating rate securities and 82% (2001 — 54%) fixed rate securities with an average yield of 8.0% (2001 — 4.3%) and an average maturity of six years.

     Securities include $42 million (2001 — $15 million) of affiliates, principally in equity accounted investees owned as part of our financial operations. Revenue earned on these securities during the year amounted to $1 million (2001 — nil).

(b) Loans and notes receivable

Loans and notes receivable include corporate loans, merchant banking loans and other loans, either underwritten on a primary basis or acquired in the secondary market.

     The fair value of the company’s loans and notes receivable at December 31, 2002 and 2001 approximated their carrying value based on expected future cash flows, discounted at market rates for assets with similar terms and investment risks.

     Loans and notes receivable include US$334 million (2001 —US$430 million) denominated in US dollars carried at a book value of $528 million (2001 — $683 million), as well as $150 million (2001 — $236 million) due from affiliates, which are principally equity accounted investees. Interest earned during the year on loans due from equity accounted investees amounted to $9 million (2001 —$21 million).

     The loan portfolio matures between one year and six years,with an average maturity of two years and consists of 82% floating rate loans (2001 — 68%) and 18% fixed rate loans (2001 — 32%) with an average yield of 9.1% (2001 — 9.4%).

(c) Investments and other

MILLIONS	2002	2001

Securities	$214	$108
Goodwill and other intangibles	245	50

Total	$459	$158

     Investments include securities held for the longer term as part of the company’s merchant banking and restructuring activities as well as the company’s investment in funds managed by itself and others.

     Goodwill and other intangibles represent assets associated with Brascan’s business services activities including contracts, intellectual property, and goodwill, as well as $116 million of goodwill arising from the privatization of the financial business during 2002.

8.  RESIDENTIAL PROPERTIES

Residential properties include infrastructure, land and construction in progress for single family homes and condominiums.

     The company, through its subsidiaries, is contingently liable for obligations of its partners in its residential development land joint ventures. In each case, all of the assets of the joint venture are available first for the purpose of satisfying these obligations, with the balance shared among the participants in accordance with predetermined joint venture arrangements.

9.  ASSETS UNDER DEVELOPMENT

MILLIONS	2002	2001

Commercial development properties	$1,138	$576
Power generating plants	170	95
Residential development land	750	790
Other	173	170

Total	$2,231	$1,631

     Commercial development properties include commercial development land and rights, primarily for office properties. Power generating plants consist of hydroelectric generating assets currently under development in North and South America. Residential development land includes infrastructure of master planned residential communities.

     The company capitalizes interest and development costs to power generating,commercial and residential development properties. During 2002, $46 million (2001 — $26 million) of interest was capitalized. In connection with residential development operations, these costs are expensed as building lots and homes are sold. During 2002, after interest recoveries, the company recovered a net $32 million (2001 — capitalized $23 million) of interest.

10.  INVESTMENT IN NORANDA INC. AND NEXFOR INC.

MILLIONS	Number of Shares	2002	2001

Noranda Inc.	96.6	$1,385	$1,680
Nexfor Inc.	61.6	489	471

Total		$1,874	$2,151

Included in the carrying value of the company’s long-term investment in Noranda and Nexfor is an amount of $344 million which represents the excess of acquisition costs over the company’s share of the net book value of these investments. Amortization of $10 million was recorded in 2001.

For 2002, in accordance with the new accounting standard described in Note 1, no amortization was recorded. The carrying values of each of Noranda and Nexfor are subject to reviews to assess whether any impairments are other than temporary.

11.  ACCOUNTS AND OTHER PAYABLES

MILLIONS	Note	2002	2001

Accounts payable	(a)	$1,473	$1,219
Other liabilities	(b)	521	499

Total		$1,994	$1,718

(a) Accounts payable

MILLIONS	2002	2001

Real estate	$568	$486
Power generation	159	89
Financial	247	163
Other	499	481

Total	$1,473	$1,219

(b) Other liabilities

Other liabilities include provisions for tax, currency and other financial obligations, as well as the fair value of the company’s obligations to deliver securities which it did not own at the time of sale.

12.  CORPORATE BORROWINGS

MILLIONS	2002	2001

Commercial paper and bank borrowings	$115	$20
Publicly traded term debt	1,343	1,113
Privately held term debt	177	180

Total	$1,635	$1,313

     Commercial paper and bank borrowings include the company’s bank credit facilities, which are in the form of 364-day revolving facilities totalling $650 million as at December 31, 2002, convertible at the company’s option into three-year amortizing term facilities on each anniversary. These facilities are at floating rates and have a weighted average interest rate of 2.5% (2001 — 2.7%).

     Term debt borrowings which have maturity dates up to 2012, have a weighted average interest rate of 5.2% (2001 — 6.3%), and include $1,501 million (2001 — $1,272 million) repayable in US dollars equivalent to US$950 million (2001 — US$800 million).

     During 2002, the company issued US$350 million of 7.125% publicly traded term debt due June 2012. During 2001, the company issued US$300 million of 8.125% publicly traded term debt due December 2008.

Principal repayments on corporate borrowings due over the next five years and thereafter are as follows:

MILLIONS	Annual Repayments

2003	$401
2004	176
2005	28
2006	2
2007	1
Thereafter	1,027

Total	$1,635

     The fair value of corporate borrowings at December 31, 2002 exceeds the book value by $27 million (2001 — approximated the book value), determined by way of discounted cash flows using market rates adjusted for the company’s credit spreads.

13.  NON-RECOURSE BORROWINGS

(a) Property specific mortgages

MILLIONS	2002	2001

Commercial properties	$6,973	$6,604
Power generating plants	914	556

Total	$7,887	$7,160

     Property specific mortgages include $6,083 million (2001 —$5,593 million) repayable in US dollars equivalent to US$3,850 million (2001 — US$3,518 million) and $76 million (2001 — $22 million) in Brazilian Reals equivalent to R$170 million (2001 — R$32 million). The weighted average interest rate at December 31, 2002 was 6.9% (2001 — 7.0%).

     Principal repayments on property specific mortgages due over the next five years and thereafter are as follows:

MILLIONS	Annual Repayments

2003	$1,048
2004	260
2005	657
2006	506
2007	445
Thereafter	4,971

Total	$7,887

(b) Other debt of subsidiaries

MILLIONS	2002	2001

Financial operations	$927	$935
Power generating operations	592	596
Residential properties	678	826
International operations and other	753	804

Total	$2,950	$3,161

     Other debt of subsidiaries include $1,882 million (2001 — $2,235 million) repayable in US dollars equivalent to US$1,191 million (2001 — US$1,406 million) and $90 million (2001 — $83 million) in Brazilian Reals equivalent to R$202 million (2001 — R$121 million). The weighted average interest rate at December 31, 2002 was 7.1% (2001 — 7.0%).

     Residential properties represent construction financing totalling $678 million (2001 — $826 million), which is repaid from the proceeds on the sale of building lots, single family houses and condominiums. As new homes are constructed, further loan facilities are arranged on a rolling basis.

     Other debt of subsidiaries include obligations pursuant to financial instruments recorded as liabilities. These amounts include US$272 million of obligations relating to the company’s international operations subject to credit rating provisions, which are supported directly and indirectly by corporate guarantees.

     Principal repayments on other debt of subsidiaries over the next five years and thereafter are as follows:

MILLIONS	Financial	Power	Residential	Other	Total

2003	$178	$—	$423	$181	$782
2004	26	276	182	41	525
2005	136	316	68	23	543
2006	125	—	5	2	132
2007	250	—	—	73	323
Thereafter	212	—	—	433	645

Total	$927	$592	$678	$753	$2,950

     The fair value of property specific mortgages and other debt of subsidiaries exceeds the book value by $288 million (2001 — below the book value by $106 million), determined by way of discounted cash flows using market rates adjusted for the subsidiaries’ credit spreads.

14.  MINORITY INTERESTS OF OTHERS IN ASSETS

Minority interests of others in assets represent the common equity in consolidated subsidiaries that is owned by other shareholders. The balances are as follows:

MILLIONS	2002	2001

Real estate operations	$1,829	$1,777
Power generation	260	181
Financial operations	—	591
Other	212	171

Total	$2,301	$2,720

     During the year ended December 31, 2002, the company completed the privatization of its financial operations conducted through Brascan Financial Corporation (“Brascan Financial”) for consideration of $359 million in cash, 11.4 million common shares, and 1.1 million Class A, Series 11 Preferred Shares. In addition, 3.0 million Brascan Corporation options were issued in exchange for Brascan Financial options pursuant to the tender offer.

     The fair value of the consideration paid amounted to $773 million with the purchase price being allocated to the estimated fair values of tangible and intangible assets. Goodwill on the transaction amounted to $116 million and has been allocated to the underlying reporting units.

     During 2001, Great Lakes Power Inc. (operating as “Brascan Power”) was privatized, and the company’s consolidated interests in Brascan Financial increased to 71%.

15.  PREFERRED EQUITY — CORPORATE AND SUBSIDIARIES

Corporate and subsidiary preferred equity outstanding was comprised of the following:

MILLIONS	Note	2002	2001

Corporate
— preferred shares	(a)	$899	$982
— preferred securities	(b)	250	125

		1,149	1,107
Subsidiaries
— preferred shares	(c)	710	489

Total		$1,859	$1,596

(a) Corporate — Preferred Shares

The company has issued the following preferred shares:

MILLIONS	Rate	Term	2002	2001

Class A Preferred Shares
Series 1 + 5	65% P(1)	Retractable	$—	$65
Series 2	70% P	Perpetual	$262	$262
Series 3	B.A.+ 40 b.p.(2)	Perpetual	117	200
Series 4 + 7	70% P / 8.5%	Perpetual	70	70
Series 8	Variable up to P	Perpetual	26	26
Series 9	5.63%	Perpetual	74	174
Series 10	5.75%	Perpetual	250	250
Series 11	5.50%	Perpetual	100	—

Total			$899	$982

(1) Included in accounts and other payables

(2) Rate determined in a monthly auction

P — Prime Rate B.A.— Banker’s Acceptance Rate b.p.— Basis Points

     The company is authorized to issue an unlimited number of Class A Preferred Shares and an unlimited number of Class AA Preferred Shares, issuable in series. No Class AA Preferred Shares have been issued.

     The following Class A Preferred Shares are issued and outstanding:

NUMBER OF SHARES	2002	2001

Class A Preferred Shares
Series 1 + 5	18,891	2,619,091
Series 2	10,465,100	10,465,100
Series 3	1,171	2,000
Series 4 + 7	2,800,000	2,800,000
Series 8	1,049,792	1,049,792
Series 9	2,950,208	6,950,208
Series 10	10,000,000	10,000,000
Series 11	4,032,401	—

     The Class A Preferred Shares have preference over the Class AA Preferred Shares, which in turn are entitled to preference over the Class A and Class B common shares on the declaration of dividends and other distributions to shareholders. All series of the outstanding preferred shares have a par value of $25 per share, except the Class A, Series 3 Preferred Shares which have a par value of $100,000 per share.

     During 2002, the company issued 2,940,000 Series 11 5.5% Preferred Shares for cash proceeds of $73.5 million by way of a public offering and 1,092,401 Series 11 Preferred Shares valued at $27 million in connection with the privatization of the financial operations. The company also eliminated $83 million Series 3 Preferred Shares and $100 million Series 9 Preferred Shares acquired by subsidiaries.

     During 2001, the company issued 10,000,000 Series 10 5.75% Preferred Shares for cash proceeds of $250 million by way of a public offering, and 6,950,208 Series 9 5.63% Preferred Shares with an aggregate par value of $174 million were issued on conversion from Series 8 Preferred Shares. The dividend rate on the remaining Series 8 Preferred Shares,which was previously fixed at 6.25% per annum, became a floating rate dividend at the time of the conversion on November 1, 2001. Every fifth anniversary thereafter, the Series 8 Preferred Shares have the right to convert to the Series 9 Preferred Shares on a share-for-share basis and vice versa.

(b) Corporate — Preferred Securities

The company has the following preferred securities outstanding:

MILLIONS	2002	2001

8.35% due 2050	$125	$125
8.30% due 2051	125	—

Total	$250	$125

     During 2002, the company issued $125 million 8.30% preferred securities due 2051, and the company issued 8.35% preferred securities due 2050 for proceeds of $125 million during 2001. The preferred securities are subordinated and unsecured. The company may redeem the preferred securities in whole or in part five years after the date of issue at a redemption price equal to 100% of the principal amount of the preferred securities plus accrued and unpaid distributions thereon to the date of such redemption. The company may elect to defer interest payments on the preferred securities for periods of up to five years and may settle deferred interest and principal payments by way of cash, preferred shares or common shares of the company.

(c) Subsidiaries — Preferred Shares

Subsidiaries of the corporation have issued the following perpetual preferred shares:

MILLIONS	2002	2001

Real estate	$415	$215
Financial	295	264
Other	—	10

Total	$710	$489

16. COMMON EQUITY

The company is authorized to issue an unlimited number of Class A Limited Voting Shares (“Class A common shares”) and 85,120 Class B Limited Voting Shares (“Class B common shares”), together referred to as common shares.

The company’s common shareholders’ equity is comprised of the following:

MILLIONS	Rate	Maturity	2002	2001

Convertible Notes
Series I	B.A.+ 40 b.p.(1)	2085	$75	$75
Series II	3.9%[2]	2088	24	24

			99	99
Class A and B common shares			1,920	1,715
Retained earnings			2,283	2,447
Cumulative translation adjustment			(140)	—

Common equity			$4,162	$4,261

NUMBER OF SHARES
Class A common shares			174,052,617	169,696,313
Class B common shares			85,120	85,120

			174,137,737	169,781,433
Unexercised options			6,701,708	3,474,717
Reserved for conversion of subordinated notes			3,105,202	3,106,847

Total diluted common shares			183,944,647	176,362,997

(1) Rate determined in a semi-annual auction, maximum 10%

(2) Rate determined as 120% of the current common share dividend

B.A.— Banker’s Acceptance Rate b.p.— Basis Points

(a) Convertible Notes

The Convertible Notes are subordinate to the company’s senior debt and the company may, at its option, pay principal and interest due on the notes in Class A common shares of the company.

     The Series I and II Convertible Notes are convertible at the option of the holder at any time into a total of 3,105,202 (2001 —3,106,847) Class A common shares at conversion prices of $32.00 and $31.00 per share, respectively, and are redeemable at any time at the company’s option.

(b) Class A and Class B common shares

The company’s Class A common shares and its Class B common shares are each, as a separate class, entitled to elect one-half of the company’s board of directors. Shareholder approvals for matters other than for the election of directors, must be received from the holders of the company’s Class A common shares as well as the Class B common shares, each voting as a separate class.

     During 2002 and 2001 the number of issued and outstanding common shares changed as follows:

NUMBER OF SHARES	2002	2001

Outstanding at beginning of year	169,781,433	169,375,803
Issued (repurchased):
Dividend reinvestment plan	14,912	14,361
Management share option plan	80,000	11,290
Management share purchase plan	—	210,616
Conversion of debentures	2,293	10,070
In exchange for shares of Brascan Power	—	3,916,793
In exchange for shares of Brascan Financial	11,379,399	—
Normal course issuer bid	(7,120,300)	(3,757,500)

Outstanding at end of year	174,137,737	169,781,433

     In 2002, under a normal course issuer bid, the company repurchased 7,120,300 (2001 — 3,757,500) Class A common shares at a cost of $225 million (2001 — $101 million). During 2002, 11,379,399 Class A common shares were issued on the privatization of Brascan Financial at a price of $34.00 per share for total consideration of $387 million. During 2001, 3,916,793 Class A common shares were issued on the privatization of Brascan Power at the price of $25.50 per share for total consideration of $100 million. Proceeds from the issuance of common shares pursuant to the company’s dividend reinvestment plan, management share option plan (“MSOP”) and management share purchase plan (“MSPP”), totalled $1.6 million (2001 — $2.2 million).

(c) Earnings per share

The components of basic and diluted earnings per share are summarized in the following table:

MILLIONS	2002	2001

Net income	$130	$311
Convertible note interest	(3)	(5)
Preferred security distributions	(18)	(1)
Preferred share dividends	(52)	(42)

Net income available for common shareholders	$57	$263

Weighted average outstanding common shares	172	171
Dilutive effect of the conversion of notes and options	10	3

Common shares and common share equivalents	182	174

(d) Stock based compensation

     Options issued under the company’s MSOP vest proportionately over five years and expire 10 years after the grant date. The exercise price is equal to the market price at the grant date.

     During the first quarter of 2002, the company granted 500, 000 options at a price of $28.72 per share. The cost of the options was determined using the Black-Scholes model of valuation, assuming a 7.5 year term, 23% volatility, a weighted average expected dividend yield of 2.67% annually and an interest rate of 5.4%. The cost is charged to employee compensation expense over the five-year vesting period of the options granted.

     The changes in the number of options during 2002 and 2001 were as follows:

	2002		2001

		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise	Options	Exercise
	(000’s)	Price	(000’s)	Price

Outstanding at beginning of year	3,475	$24.01	3,013	$23.94
Granted	500	28.72	675	22.70
Exercised	(221)	19.15	(174)	19.54
Converted	3,004	23.31	—	—
Cancelled	(56)	22.70	(39)	16.55

Outstanding at end of year	6,702	$24.25	3,475	$24.01

Exercisable at end of year	3,321		2,119

     During 2002, three million options were issued to executives of Brascan Financial in exchange for options held by them in that company.

     At December 31, 2002, the following options to purchase Class A common shares were outstanding:

		Weighted
NUMBER		Average	Number
OUTSTANDING		Remaining	Exercisable
(000’S)	Exercise Price	Life	(000’s)

1,646	$13.20-$19.20	6.7 yrs	718
1,685	$19.30-$22.70	6.3 yrs	923
3,371	$24.95-$32.93	7.2 yrs	1,680

6,702			3,321

     A Restricted Share Unit Plan is offered to executive officers and non-employee directors of the company. Under this plan, each officer and director may choose to receive all or a percentage of his or her annual incentive bonus or directors fees in the form of deferred share units (“DSUs”). The DSUs are vested over a five year period and accumulate additional DSUs at the same rate as dividends on common shares. Officers and directors are not allowed to convert the DSUs into cash until retirement or cessation of employment. The value of the vested and non-vested DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. The value of the DSUs as at December 31, 2002 was $10 million (2001 — $2 million). The increase is due in part to the conversion of Brascan Financial DSUs to Brascan DSUs upon the privatization of that operation.

     Employee compensation expense for these plans is charged against income over the vesting period of the DSUs. Changes in the amount payable by the company in respect of vested DSUs as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change.

     Employee compensation expense related to these plans for the year ended December 31, 2002 was $3 million (2001 — $1 million).

(e) Other

     Loans receivable from officers of the company of $8 million (2001 — $8 million) owing under the company’s Management Share Purchase Plan are secured by fully paid Class A common shares of the company and are deducted from shareholders’ equity.

17.  RISK MANAGEMENT AND DERIVATIVE FINANCIAL INSTRUMENTS

(a) Derivative financial instruments

The company and its subsidiaries use derivative financial instruments including interest rate swaps, cross currency interest rate swaps, commodity swaps, commodity options and foreign exchange forward contracts to manage risk.

     Management evaluates and monitors the credit risk of its derivative financial instruments and endeavours to minimize credit risk through offset arrangements, collateral, and other credit risk mitigation techniques. The credit risk of derivative financial instruments is limited to the replacement value of the instrument, and takes into account any replacement cost and future credit exposure. The replacement value or cost of interest rate swap contracts which form part of financing arrangements is calculated by way of discounted cash flows using market rates adjusted for credit spreads.

     The company endeavours to maintain a matched book of currencies. However, unmatched positions are carried, on occasion, within predetermined exposure limits based on expectations for currencies. These limits are reviewed on a regular basis and the company believes the exposures are manageable and not material in relation to its overall business operations.

     At December 31, 2002, the company held US dollar foreign exchange contracts with a notional amount of $2,611 million (2001 — $1,129 million) at an average exchange rate of 1.565 (2001 — 1.581) and a replacement value of $5 million (2001 — replacement cost of $8 million). All of the foreign exchange contracts at December 31, 2002 had a maturity of less than one year. The company also held interest rate swap contracts having a notional amount of $1,394 million (2001 — $777 million) with a replacement value in excess of that recorded in the company’s accounts of $52 million (2001 — replacement cost of $6 million). These contracts expire over a period of 10 years.

     At December 31, 2002, the company’s subsidiaries held US dollar foreign exchange contracts with a notional amount of $1, 110 million (2001 — $1, 105 million) at an average exchange rate of 1.536 (2001 —1.539) and a replacement cost of $31 million (2001 — $32 million). These contracts expire over the next five years. The company’s subsidiaries held credit derivative contracts with a total notional amount of nil (2001 — $100 million).

     The company’s subsidiaries also held interest rate swap contracts as at December 31, 2002 with a total notional amount of $2, 501 million (2001 — $2, 948 million).These interest rate swap contracts were comprised of contracts with a replacement value in excess of that recorded in the company’s accounts of $44 million (2001 — $43 million), and contracts with a replacement cost in excess of that recorded in the company’s accounts of $2 million (2001 — $2 million). The interest rate swap transactions have maturities varying from one to 13 years.

(b) Derivative commodity instruments

     The company has entered into energy derivative contracts primarily to hedge the sale of generated power. The company endeavours to link forward electricity sale derivatives to specific periods in which it anticipates generating electricity for sale. The company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair values or cash flows of the hedged items. As at December 31, 2002, the energy derivative contracts were comprised of contracts with a replacement value of $38 million, as well as contracts with a replacement cost of $71 million.

     The company has entered into forward gold sale contracts to hedge its exposure to fluctuations in the price of gold. As at December 31, 2002 the company held forward contracts for the sale of 500,000 ounces of gold for delivery in 2003 at an average price of US$327 per ounce. The unrealized loss on these contracts was approximately $16 million as at December 31, 2002 which has been deferred. In addition, the company has deferred $4 million of realized gains on gold forwards in accounts and other payables as at December 31, 2002.

(c) Commitments and contingencies

     The company and its subsidiaries are contingently liable with respect to litigation and claims that arise in the normal course of business.

     In the normal course of business, the company and its subsidiaries enter into financing commitments. At the end of 2002, the company and its subsidiaries had $418 million (2001 — $251 million) in such

78

commitments outstanding. The company’s subsidiaries maintain credit facilities and other financial assets to fund these commitments.

     On September 11, 2001, the company owned eight million square feet of space in four office towers surrounding the World Trade Center site.

     The company carries insurance to cover costs incurred to repair damage to One Liberty Plaza, One World Financial Center and the Winter Garden atrium and common areas of the World Financial Center, as well as for business interruption. To date, approximately $287 million has been received for property and business interruption claims relating to these properties. The company’s insurance claim adjustment process is ongoing. Due to the complexity of the issues involved, this process will take additional time to conclude. Based upon the company’s review of its insurance policies and consultation with outside legal experts, the company anticipates a substantial recovery of its losses in rental revenue and costs associated with the repairs of its properties.

     As at December 31, 2002 all buildings in downtown Manhattan were reopened and available for re-occupancy. No lease cancellations in the New York portfolio occurred as a result of the events of September 11.

     The company has acquired US$300 million of insurance for damage and business interruption costs sustained as a result of an act of terrorism. However, a terrorist act could have a material effect on the company’s assets to the extent damages exceed the coverage. The company has reviewed its loan agreements and believes it is in compliance, in all material respects, with the contractual obligations therein.

     The company provides guarantees from time to time in respect of its merchant banking, asset management, power marketing and financial activities. The company does not guarantee the obligations of its subsidiaries or affiliates other than as noted under other debt of subsidiaries, with the exception of $450 million of contingent obligations included in accounts and other payables relating to the company’s financing and power generating operations, and which are subject to credit rating provisions. These obligations are supported by financial assets of the principal obligor.

     The company conducts finite risk reinsurance operations as part of its asset management activities and accounts for the assets and liabilities associated with such contracts as deposits. As at December 31, 2002 the company held reinsurance assets of $982 million (2001 — $819 million) which were offset in each year by an equal amount of reserves and other liabilities. Letters of credit of $194 million (2001 — $91 million) have been issued in connection with these operations. Net fee income earned on reinsurance operations was $22 million (2001 — nil) representing $278 million (2001 — $784 million) of premium and other revenues offset by $256 million (2001 — $784 million) of reserves and other expenses.

18.  NET OPERATING INCOME

Net operating income for each business segment is equal to revenue less all attributable expenses except interest, depreciation, minority share of income and tax expenses. The details are as follows:

(a) Commercial property operations

MILLIONS	2002	2001

Revenue	$1,644	$156
Expenses	568	26

Net	$1,076	$130

(b) Power generating operations

MILLIONS	2002	2001

Revenue	$327	$270
Expenses	87	128

Net	$240	$142

(c) Financial operations

MILLIONS	2002	2001

Revenue	$599	$589
Expenses	331	333

Net	$268	$256

(d) Residential property operations

MILLIONS	2002	2001

Revenue	$2,026	$116
Expenses	1,860	108

Net	$166	$8

(e) Other operations

MILLIONS	2002	2001

Revenue	$214	$138
Expenses	58	26

Net	$156	$112

19.  MINORITY INTERESTS OF OTHERS

Minority interests of others is segregated into their share of income before non-cash items and their share of non-cash items. The minority share of income before non-cash items represents the portion of income before non-cash items attributable to the minority interests, whether remitted or unremitted. The minority share of non-cash items represents the portion of depreciation and amortization and taxes and other provisions attributable to minority interests. The details of minority interest expense are as follows:

MILLIONS	2002	2001

Distributed as dividends
Preferred	$39	$44
Common	87	39
Undistributed	194	33

Minority interest expense	$320	$116

Minority share of income before non-cash items	$450	$116
Minority share of non-cash items	130	—

Minority interest expense	$320	$116

20.  INCOME TAXES

The difference between the statutory income tax rate of 39% (2001 — 41%) and the effective income tax rate of 33% (2001 — –8%) is attributable principally to dividends subject to tax prior to receipt by the company of -26% (2001 — –30%), equity accounted earnings that have already been tax effected by the investees of 28% (2001 — 15%) and other of -8% (2001 — –4%).

21.  EQUITY ACCOUNTED INCOME (LOSS)

The company’s equity accounted income (loss) consists of the following:

MILLIONS	2002	2001

Brookfield Properties Corporation	$—	$166
Noranda Inc.	(292)	(44)
Nexfor Inc.	8	6

Total	$(284)	$128

22.  JOINT VENTURES

The following amounts represent the company’s proportionate interest in incorporated and unincorporated joint ventures reflected in the company’s accounts:

MILLIONS	2002	2001

Assets	$2,925	$2,152
Liabilities	1,718	1,135

Operating revenues	524	243
Operating expenses	259	177
Net income	56	18

Cash flows from operating activities	138	28
Cash flows from investing activities	—	(79)
Cash flows from financing activities	(53)	47

23.  POST EMPLOYMENT BENEFITS

The company offers a number of pension plans to its employees. The company’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. As of December 31, 2002, the assets of the plans totalled $44 million (2001 — $40 million) and the accrued benefit obligation amounted to $46 million (2001 — $38 million) for a net accrued benefit liability of $2 million (2001 — net asset of $2 million). The benefit plan expense for 2002 was $0.4 million (2001 — $0.3 million). The discount rate used was 6.75% with an increase in the rate of compensation of 3.8% and an investment rate of 7% (2001 — 7%).

24.  SUPPLEMENTAL CASH FLOW INFORMATION

MILLIONS	2002	2001

Corporate borrowings
Issuances	$648	$477
Repayments	(318)	(524)

Net	$330	$(47)

Property specific mortgages
Issuances	$1,253	$208
Repayments	(490)	(100)

Net	$763	$108

Other debt of subsidiaries
Issuances	$95	$136
Repayments	(290)	(53)

Net	$(195)	$83

Commercial and residential properties
Dispositions of	$466	$50
Investment in	(162)	(138)

Net	$304	$(88)

Financial operations
Securities sold	$31	$365
Securities purchased	(468)	(289)
Loans collected	1,410	2,424
Loans advanced	(1,419)	(2,657)

Net	$(446)	$(157)

Financial assets
Securities sold	$497	$483
Securities purchased	(272)	(447)

Net	$225	$36

     Cash taxes paid were $17 million (2001 — $18 million) and are included in other operating costs. Cash interest paid totalled $727 million (2001 — $315 million).

25.  SHAREHOLDER DISTRIBUTIONS

MILLIONS	2002	2001

Common equity
Common share dividends	$172	$171
Convertible note interest	3	5

	175	176

Preferred equity
Preferred share dividends	52	42
Preferred security distributions	18	1

	70	43

Total	$245	$219

26.  DIFFERENCE FROM UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Canadian generally accepted accounting principles (“Canadian GAAP”) differ in some respects from the principles that the company would follow if its consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).

     The effects of the significant accounting differences between Canadian GAAP and US GAAP on the company’s balance sheets and the statements of income, retained earnings and cash flow for the years then ended are quantified and described in this note.

     Under Canadian GAAP, companies are permitted to provide supplementary measures of net income, including cash flow from operations in the consolidated financial statements, provided that these measures are not given the same prominence as reported income or income per share. This is not permitted under US GAAP.

(a) Income statement differences

The significant differences in accounting principles between the company’s income statements and those prepared under US GAAP are summarized in the following table:

MILLIONS	Note	2002	2001*

Net income as reported under Canadian GAAP		$130	$311
Adjustments:
Increase (reduction) of equity accounted income	(i)	22	(81)
Change in deferred income taxes	(ii)	78	53
Convertible note and preferred security distributions	(iii)	(21)	(6)
Stock options	(iv)	(22)	(13)
Market value adjustments	(v)	(26)	10
Increased commercial property income	(vi)	22	—
Increased commercial property depreciation	(vii)	(100)	—
Minority shareholders’ interests and other	(viii)	(23)	(14)

Net income under US GAAP		$60	$260

Per share amounts under US GAAP
Net income
Basic		$0.04	$1.28
Diluted		$0.03	$1.25

*	Restated for pension valuation allowance — see Note 26(a)(i)

(i) — Equity accounted income

Under US GAAP, the company’s equity accounted income has been adjusted for differences in the accounting treatment by the underlying company as follows:

Accounting Treatment	Canadian GAAP	US GAAP

For 2002 and 2001
Start-up costs	defer and amortize	expense as incurred
Pension accounting	valuation allowance	no valuation allowance
Derivative instruments and hedging activities	See Note 26 (a)(v)

For 2001 only
Stock option plans	recorded upon exercise	liability method
Rental revenue recognition	as it becomes due	straight-line
Depreciation on rental property	sinking fund	straight-line

As a result of differences in the original carrying value of Noranda’s Magnesium project under Canadian GAAP and US GAAP, there is a difference in the amount of the asset impairment charge in 2002.

Canadian GAAP requires recognition of a pension valuation allowance for any excess of the prepaid benefit expense over the expected future benefit. Changes in the pension valuation allowance are recognized in the Consolidated Statement of Income. US GAAP does not specifically address pension valuation allowances. In 2002, US regulators determined that such allowances would not be permitted under US GAAP. In light of these recent developments, Noranda retroactively eliminated the effects of recognizing pension valuation allowances in prior years. Accordingly, the company’s 2001 comparative amounts have been restated to increase opening retained earnings under US GAAP in 2001 by $41 million and decrease net income under US GAAP by $16 million or $0.09 per share for the year ended December 31, 2001.

(ii) — Deferred income taxes

     The change in deferred income taxes includes the tax effect of the income statement adjustments under US GAAP. Also, under Canadian GAAP, tax rates are applied to temporary differences and losses carried forward when they are substantively enacted. Under US GAAP, tax rates are applied to temporary differences and losses carried forward only when they are enacted.

(iii) — Convertible note and preferred security distributions

Under Canadian GAAP, the company’s subordinated convertible notes and preferred securities are treated as equity with interest paid thereon recorded as a distribution from retained earnings. This results from the company’s ability to repay these notes and meet interest obligations by delivering its common shares to the holders. Under US GAAP, the subordinated convertible notes and preferred securities would be recorded as indebtedness with the corresponding interest paid recorded as a charge to income.

(iv) — Stock options

In 2001, under Canadian GAAP, no compensation expense was recorded in respect of stock options granted or for changes in their fair value during the year. Under US GAAP, Statement of Financial Accounting Standards No. 123 — Accounting for Stock-Based Compensation (“SFAS 123”) established financial accounting and reporting standards for stock-based employee compensation plans.

     As allowed under SFAS 123, the company measured compensation expense for options granted to employees in accordance with Accounting Principles Board No. 25 (“APB 25”). Given the ability of the option holders to require the company to settle the intrinsic value of the option in cash, the change in the intrinsic value was recorded as a charge or credit to income on a quarterly basis. Accordingly, the change in the intrinsic value of the stock compensation of both the company and its subsidiaries was recorded as a charge to income under US GAAP.

     Effective January 1, 2002, the company’s stock option plan was amended to eliminate the option holders’ ability to require the company to settle the intrinsic value of the option in cash. The company also adopted the fair value method for newly issued stock options.

(v) — Market value adjustments

Under Canadian GAAP, the company records short-term investments at the lower of cost and net realizable value, with any unrealized losses in value included in the determination of net income. Under US GAAP, trading securities are carried at market, with unrealized gains and losses included in the determination of net income. The unrealized adjustment for the year ended December 31, 2002 was –$28 million (2001 — $10 million).

     Under US GAAP, all derivative financial instruments are recognized in the financial statements and measured at fair value. Changes in the fair value of derivative financial instruments are recognized periodically in either income or shareholders’ equity (as a component of other comprehensive income), depending on whether the derivative is being used to hedge changes in fair value or cash flows. For derivatives designated as cash flow hedges, the effective portions of changes in fair value of the derivative are reported in other comprehensive income and are subsequently reclassified into net income when the hedged item affects net income. Changes in the fair value of derivative financial instruments that are not designated in a hedging relationship and ineffective portions of hedges are recognized periodically in income. The unrealized adjustment for the year ended December 31, 2002 was $2 million (2001 — nil).

     The effects of accounting for derivatives in accordance with US GAAP resulted in an increase in assets of $150 million (2001 —$30 million), an increase in liabilities of $166 million (2001 — $38 million), a decrease in other comprehensive income of $17 million (2001 — $8 million) and an increase in net income of $9 million (2001 — nil) within the company’s consolidated financial statements for the year ended December 31, 2002. During the year ended December 31, 2002, $1 million (2001 — $13 million) of net derivative losses were reclassified from other comprehensive income to income. Over the next 12 months, principally on the settlement of certain contracts in Noranda the company expects to reclassify $10 million, representing its share of net losses on these contracts from other comprehensive income to income.

(vi) — Increased commercial property income

Under Canadian GAAP, rental revenue is recognized over the term of the lease as it becomes due where increases in rent are intended to offset the estimated effects of inflation. Under US GAAP, rental revenue is recognized on a straight-line basis over the term of the lease.

(vii) — Increased commercial property depreciation

Under Canadian GAAP, commercial properties have been depreciated using the sinking-fund method. Under US GAAP, commercial properties are depreciated on a straight-line basis.

(viii) — Minority interests of others in assets

Minority interests of others in assets have been adjusted for the differences between Canadian GAAP and US GAAP.

(b) Comprehensive income

US GAAP requires a statement of comprehensive income which incorporates net income and certain changes in equity. Comprehensive income (loss) is as follows:

MILLIONS	Note	2002	2001

Net income under US GAAP		$60	$260
Market value adjustments	(i)	10	(38)
Minimum pension liability adjustment by Noranda and Nexfor	(ii)	(160)	(41)
Foreign currency translation adjustments	(iii)	(176)	(57)
Taxes on other comprehensive income		74	54

Comprehensive income (loss)		$(192)	$178

(i) — Market value adjustments

Under Canadian GAAP, the company records investments other than trading securities at cost and writes them down when other than temporary impairment occurs. Under US GAAP, these securities meet the definition of available for sale, which includes securities for which the company has no immediate plans to sell but which may be sold in the future, and are carried at fair value based on quoted market prices. Changes in unrealized gains and losses and related income tax effects are recorded as other comprehensive income. Realized gains and losses, net of tax and declines in value judged to be other than temporary, are included in the determination of income. During 2002, the company recorded $28 million (2001 — $4 million) of net unrealized gains as other comprehensive income.

     Under Canadian GAAP, changes in the fair value of derivatives that are designated as cash flow hedges are not recognized in income. Under US GAAP, changes in the fair value of the effective portions of such derivatives are reported in other comprehensive income whereas the offsetting changes in value of the cash flows being hedged are not. The amounts recorded in other comprehensive income are subsequently reclassified into net income at the same time as the cash flows being hedged are recorded in net income. The company’s share of the amounts recorded by Noranda and Nexfor for derivatives that qualify as hedges under US GAAP is $12 million (2001— –$37 million) which is included in comprehensive income. During 2002, the company also recorded in other comprehensive income a $30 million (2001 — $5 million) decrease in the fair value of contracts for the forward sale of production from the company’s power generating operations.

(ii) — Minimum pension liability adjustment by Noranda and Nexfor

US GAAP requires the excess of any unfunded accumulated benefit obligation (with certain other adjustments) to be reflected as an additional minimum pension liability in the consolidated balance sheet with an offsetting adjustment to intangible assets to the extent of unrecognized prior service costs, with the remainder recorded in other comprehensive income. The company has reflected its proportionate share of these adjustments recorded by Noranda and Nexfor.

(iii) — Foreign currency translation adjustments

Canadian GAAP provides that the carrying values of assets and liabilities denominated in foreign currencies that are held by self-sustaining operations are revalued at current exchange rates. US GAAP requires that the change in the cumulative translation adjustment account be recorded in other comprehensive income. The amount recorded by the company represents the change in the cumulative translation adjustment account. The resulting changes in the carrying values of assets which arise from foreign currency conversion are not necessarily reflective of changes in underlying value.

(c) Balance sheet differences

The incorporation of the significant differences in accounting principles under Canadian GAAP and US GAAP results in the following adjustment of the company’s balance sheet:

MILLIONS	Note	2002	2001

Assets
Cash and cash equivalents		$525	$607
Accounts receivable and other	(i)	2, 497	2, 500
Securities	(ii)	1, 574	1, 622
Loans and notes receivables		1, 645	1, 320
Operating assets
Commercial properties	(iii)	8, 808	9, 060
Power generating plants	(iii)	2, 338	1, 600
Residential properties		1, 028	1, 110
Assets under development		2, 231	1, 631
Corporate investments	(iv)	1, 655	2, 034

Total assets under US GAAP		$22,301	$21,484

Liabilities and shareholders’ equity
Accounts and other payables		$2, 050	$1, 698
Corporate borrowings		1, 635	1, 313
Non-recourse borrowings
Property specific mortgages		7, 887	7, 160
Other debt of subsidiaries		3, 006	3, 180
Convertible and subordinated notes		349	224
Minority interests of others in assets		2, 179	2, 628
Preferred equity
— Corporate		899	982
— Subsidiaries		710	489
Common equity	(v)	3, 586	3, 810

Total liabilities and equity under US GAAP		$22,301	$21,484

     The significant difference in each category between Canadian GAAP and US GAAP are as follows:

(i) — Deferred income taxes

The deferred income tax asset under US GAAP is included in accounts receivable and other and is calculated as follows:

MILLIONS	2002	2001

Tax assets related to operating and capital losses	$1,245	$1,383
Tax liabilities related to differences in tax and book basis	(348)	(480)
Valuation allowance	(448)	(425)

Deferred income tax asset under US GAAP	$449	$478

(ii) — Securities

Under Canadian GAAP, the company records its trading securities which are short-term investments at the lower of cost and net realizable value. Unrealized losses in value are included in the determination of income. Under US GAAP, trading securities are carried at market, with unrealized gains and losses included in income.

     Investments which meet the definition of available for sale securities are accounted for as described in this note under (b)(i).

MILLIONS	2002	2001

Securities under Canadian GAAP	$1,588	$1,636
Net unrealized losses for trading securities	(29)	(1)
Net unrealized gains (losses) on available for sale securities	15	(13)

Securities under US GAAP	$1,574	$1,622

(iii) — Joint ventures

Under US GAAP, proportionate consolidation of investments in joint ventures is generally not permitted. Under certain rules for foreign private issuers promulgated by the United States Securities and Exchange Commission (“SEC”), the company has continued to follow the proportionate consolidation method. Additional joint venture information is provided in Note 22.

(iv) — Corporate investments

The company’s corporate investments balance is comprised of its investments in Noranda Inc. and Nexfor Inc.

     For US GAAP purposes, the company’s corporate investments have been adjusted to reflect the cumulative impact of calculating earnings of its equity accounted affiliates on a US GAAP basis.

MILLIONS	2002	2001

Corporate investments under Canadian GAAP	$1,874	$2,151
Accumulated other comprehensive loss	(165)	(24)
Retained earnings adjustment	(54)	(93)

Corporate investments under US GAAP	$1,655	$2,034

(v) — Common Equity

MILLIONS	2002	2001

Common equity under Canadian GAAP	$4,162	$4,261
Reversal of Canadian GAAP cumulative translation adjustment	140	—
Paid in capital-stock options	36	—
Reclassification of convertible notes	(99)	(99)
Cumulative adjustments to retained earnings under US GAAP	(195)	(146)
Accumulated other comprehensive income (loss)	(458)	(206)

Common equity under US GAAP	$3,586	$3,810

As a result of the above adjustments, the components of common equity under US GAAP are as follows:

MILLIONS	2002	2001

Common shares	$1,910	$1,705
Paid in capital-stock options	36	—
Accumulated other comprehensive loss	(458)	(206)
Retained earnings	2,098	2,311

Common equity under US GAAP	$3,586	$3,810

(d) Cash flow statement differences

Under Canadian GAAP, interest on convertible notes is classified as a shareholder distribution. Under US GAAP, interest on these notes is classified as an operating activity. The summarized cash flow statement under US GAAP is as follows:

MILLIONS	2002	2001

Cash flows provided from (used for) the following activities:
Operating under Canadian GAAP	$509	$364
Convertible note interest	(3)	(5)
Preferred security distributions	(18)	(1)

Operating under US GAAP	488	358
Financing	788	193
Investing	(1,358)	(291)

Net increase (decrease) in cash and cash equivalents under US GAAP	$(82)	$260

(e) Changes in accounting policies

In July 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards, Business Combinations (SFAS 141), and Goodwill and Other Intangible Assets (SFAS 142). The company adopted the new standards as of January 1, 2002.

     The standards require that all business combinations be accounted for using the purchase method and establish specific criteria for the recognition of intangible assets separately from goodwill. Under the standards, goodwill will no longer be amortized but will be subject to impairment tests on at least an annual basis.

     In October 2001, the FASB issued Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), which is effective for financial statements issued for fiscal years beginning after December 15, 2001. SFAS 144 applies to all long-lived assets, including discontinued operations, and it develops one accounting model for long-lived assets that are to be disposed of by sale.

(f) Future accounting policy changes

The following future accounting policy changes may have an impact on the company, although the impact, if any, has not been determined at this time. In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. The standard requires a liability to be recognized for costs associated with exit or disposal activities when they are incurred rather than the date upon which a company commits to an exit plan. This standard is effective for exit or disposal activities that are initiated after December 31, 2002.

     In August 2001, FASB issued Accounting for Asset Retirement Obligations (SFAS 143), which is effective for financial statements issued for fiscal years beginning after June 15, 2002. SFAS 143 addresses the recognition and remeasurement of obligations associated with the retirement of a tangible long-lived asset.

     In January 2003, the FASB issued FASB Interpretation 46 (FIN 46), Consolidation of Variable Interest Entities. This standard addresses the application of consolidation policies and disclosure requirements for these entities.

     In November 2002, the FASB issued FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This standard requires a guarantor to recognize a liability for the fair value of the obligations it has undertaken in issuing the guarantee, and elaborates on the disclosures to be made by a guarantor.

27. SEGMENTED INFORMATION

The company’s presentation of reportable segments is based on how management has organized the business in making operating and capital allocation decisions and assessing performance. The company has five reportable segments:

(i)	commercial property operations, which are principally office properties located in major North American cities;

(ii)	power generating operations, which are predominantly hydroelectric power generating facilities on North American river systems;

(iii)	financial operations, which include asset management, client services, capital markets, merchant banking and corporate lending activities;

(iv)	residential property operations, which represent the company’s residential development and home building operations; and

(v)	resource investments, which are comprised of the company’s ownership interests in Noranda Inc. and Nexfor Inc.

Non-operating assets and related revenue, cash flow and income are presented as financial assets and corporate and other.

Revenue, cash flow from operations, income and assets by reportable segments are as follows:

	2002				2001

		Cash flow				Cash flow
		from				from
MILLIONS	Revenue	operations	Income	Assets	Revenue	operations	Income	Assets

Commercial property operations	$1,644	$1,076	$1,076	$10,567	$156	$170	$296	$10,156
Power generating operations	327	240	240	2,508	270	142	142	1,695
Financial operations	599	268	268	2,099	589	256	256	1,556
Residential property operations	2,026	166	166	1,778	116	8	8	1,900
Resource investments	—	100	(284)	1,874	—	96	(38)	2,151
Financial assets	120	120	120	1,134	87	87	87	1,439
Corporate and other	94	36	36	2,828	51	25	25	3,032

	$4,810	2,006	1,622	$22,788	$1,269	784	776	$21,929
Interest and other unallocated expenses		1,270	1,492			433	465

Cash flow / income from continuing operations		$736	$130			$351	$311

Revenue and assets by geographic segment are as follows:

	2002		2001

MILLIONS	Revenue	Assets	Revenue	Assets

Canada	$1,412	$8,355	$652	$8,265
United States	2,832	11,046	12	10,134
South America and other	566	3,387	605	3,530

Revenue / Assets	$4,810	$22,788	$1,269	$21,929